Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Three Months Ended March 31, 2018	For the Twelve Months Ended December 31, 2017	For the Three Months Ended March 31, 2017
Earnings
Net Income	$389	$1,104	$339
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	119	685	218
Pre-Tax Income	$508	$1,789	$557
Add: Fixed Charges*	175	657	160
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$683	$2,446	$717
* Fixed Charges
Interest on Long-term Debt	$160	$602	$147
Amortization of Debt Discount, Premium and Expense	3	13	3
Interest Capitalized	—	—	—
Other Interest	5	14	4
Interest Component of Rentals	7	28	6
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$175	$657	$160
Ratio of Earnings to Fixed Charges	3.9	3.7	4.5